PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(7)
Registration No. 333- 130766
4,858,099 SHARES
INFINITY ENERGY RESOURCES, INC.
COMMON STOCK

     This prospectus supplement relates to the resale by selling stockholders of up to 4,858,099 shares of common stock, $.0001 par value. This amount includes up to 2,758,099 shares of common stock representing 110% of the shares of common stock issuable to the selling stockholders upon exercise of warrants and up to 2,100,000 shares of common stock which have been or may be issued by Infinity upon conversion of the senior secured notes issued to the selling stockholders and their assignors in January, September and December 2005.
     This prospectus supplement, which supplements our prospectus dated February 9, 2006, contains additional information about the selling stockholders.
     You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement updates information in the prospectus and accordingly, to the extent inconsistent, the information in the prospectus supplement supersedes the information contained in the prospectus.
     For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 4 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 28, 2006.

The information appearing under the section entitled “Selling Stockholders” in the Prospectus is amended and restated by the information provided below.

SELLING STOCKHOLDERS
     The following table sets forth certain information regarding the beneficial ownership, as of March 28, 2006, by each of the selling stockholders. The information in the table below is based upon information provided to us by the selling stockholders.
     The common stock registered in the registration statement of which this prospectus is a part includes up to 2,100,000 shares of common stock that have been or may be issued to the selling stockholders upon conversion of the senior secured notes issued to the selling stockholders or their assignors on January 13, September 7 and December 9, 2005 (the “Notes”). The Notes are convertible into shares of our common stock; provided, however, that the holders of the Notes may not convert them except under specified circumstances. We may elect to satisfy our obligation to make payments under the Notes, and under certain circumstances we may be obligated to satisfy such obligations, by requiring partial conversions of the Notes into shares of our common stock. If such a partial conversion takes place, the conversion price, subject to certain anti-dilution adjustments, would be 95% of the weighted average trading price of our common stock on the trading day prior to the conversion date. The Notes contain certain conditions to, and restrictions on, our ability to require conversion of the Notes and limit the principal amount of Notes of which we may elect to require conversion at any one time or in the aggregate.
     In addition, the common stock offered pursuant to this prospectus includes 2,758,099 shares of common stock issuable to selling stockholders upon exercise of warrants (the “Warrants”) issued to the selling stockholders or their assignors in connection with the sale of the Notes in private placements completed in January, September and December 2005.
     Under the terms of the Securities Purchase Agreement dated January 13, 2005 between us and the selling stockholders (or their assignors), as amended (the “Purchase Agreement”), and after the December 2005 private placement, we had the option to sell up to an additional $30 million principal amount of notes to the selling stockholders along with additional warrants, in amounts of up to $15 million in any rolling twelve-month period. The issuance of additional notes is subject to our future satisfaction of various closing conditions. Shares of common stock issuable upon exercise of any such additional warrants or conversion of any such additional notes have not been registered under the registration statement of which this prospectus is a part. Except for selling stockholders’ ownership of the Warrants and the Notes and our continuing option to issue additional warrants and notes to the selling stockholders in the future, the selling stockholders have not had any material relationship with us during the past three years.
     The table below lists the selling stockholders and other information regarding the beneficial ownership of common stock by the selling stockholders. The second column lists the number of shares of common stock, based on its ownership of the Warrants that would have been issuable to each selling stockholder as of March 28, 2005, assuming exercise of all the Warrants held by such selling stockholder on that date and assuming exercise of warrants, if any, acquired by the selling stockholder in our March 2006 private placement, which was also pursuant to the Purchase Agreement. This column does not include any shares that the selling stockholders may acquire upon conversion of the Notes. The number of shares shown in the table does not take into account the limitations on conversion and exercise described below.
     The third column lists the shares of common stock being offered pursuant to this prospectus by each selling stockholder. In accordance with the terms of the registration rights agreement with the holders of the Notes and the Warrants, this prospectus generally covers the resale of at least that number of shares of common stock equal to 110% of the number of shares of common stock issuable upon exercise of the Warrants. In addition, this prospectus covers the resale of up to 2,100,000 shares of common stock which have been or may be issued to the selling stockholders upon conversion of the Notes. Certain shares issued to the selling stockholders upon conversion of the Notes or as payment of interest under the Notes have been sold prior the date of this prospectus supplement, and this column reflects only the number of common shares, out of the 2,100,000 shares, remaining to be sold under this prospectus. This prospectus does not cover the resale of shares issuable in connection with the notes and warrants acquired in the March 2006 private placement, and these shares are not included in this column.
     The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus. As of the date of this prospectus, none of the selling stockholders held any shares of common stock other than the shares issuable upon conversion of the Notes or exercise of the Warrants or other than shares issuable upon conversion of the notes or exercise of the warrants acquired in the March 2006 private placement.
     Under the terms of Notes and the Warrants, a selling stockholder may not convert the Notes or exercise the Warrants if such conversion or exercise would cause such selling stockholder, together with its affiliates, to have acquired a number of shares of common stock which would exceed 4.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the Notes which have not been converted and upon exercise of the Warrants which have not been exercised. The same limitations apply to the notes and warrants issued in March 2006. The number of shares in the second and fourth columns do not reflect these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.” Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.

	Number of
	Shares	Number of	Ownership After Offering
	Beneficially	Shares that	Number of
Name	Owned (1)	May Be Sold (2)	Shares (3)	Percent
AG Offshore Convertibles, Ltd. (4)	1,056,106	1,595,159	—	—
HFTP Investment L.L.C. (5)	1,181,843	1,945,349	—	—
Gaia Offshore Master Fund, Ltd. (5)	445,796	300,585	232,044	1.6%
Leonardo, L.P. (6)	232,044	69,351	232,044	1.6%
Portside Growth & Opportunity Fund (7)	197,575	581,424	—	—

*	Less than 1%.

(1)	The shares of common stock considered beneficially owned by each selling stockholder includes that number of shares of our common stock that such selling stockholder could acquire as of March 28, 2006 by exercising all of its Warrants and the warrants acquired in our March 2006 private placement. These amounts include the following number of shares issuable upon exercise of the warrants issued in connection with the initial sale of senior secured notes on January 13, 2005: AG Offshore Convertibles, Ltd.: 828,120; HFTP Investment L.L.C.: 828,120; the sale of additional senior secured notes on September 7, 2005: AG Offshore Convertibles, Ltd.: 56,051; HFTP Investment L.L.C.: 146,837; Gaia Offshore Master Fund, Ltd.: 106,790; Portside Growth & Opportunity Fund: 197,575; the sale of additional senior secured notes on December 9, 2005: AG Offshore Convertibles, Ltd.: 171,935; HFTP Investment L.L.C.: 100,035; Gaia Offshore Master Fund, Ltd.: 71,900; and the sale of additional senior secured notes on March 17, 2006: Gaia Offshore Master Fund, Ltd.: 232,044 and Leonardo, L.P.: 232,044.

(2)	The sale of up to 4,858,099 shares by the selling stockholders is covered under this prospectus. This amount includes an aggregate of 2,100,000 shares which have been or may be issued to the selling stockholders upon conversion of the Notes. Of these 2,100,000 shares, 508,145 have been issued upon conversion of Notes or as payment of interest and 366,232 have subsequently been sold by the selling stockholders. Only the shares remaining to be sold under this prospectus are shown in the table above. This amount may reflect only a portion of the common shares which may be issuable to selling stockholders in the event the full principal amount of the Notes were converted into common shares. The number of shares that may be issued in the future upon conversion of the Notes will fluctuate based on the price of our common stock. Under the terms of the Notes, the conversion price is equal to 95% of the weighted average price of our common stock on the trading day immediately preceding the conversion date. The Notes contain certain restrictions on our ability to require conversion of the Notes and limit the principal amount of Notes of which we may elect to require conversion at any one time or in the aggregate.

In addition, the registration rights agreement entered into among us and the selling stockholders requires us to register at least 110% of the shares of our common stock issuable upon exercise of the Warrants. Therefore, a total of 2,758,099 shares issuable upon exercise of the Warrants may be offered by the selling stockholders pursuant to this prospectus.

(3)	Assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus and does not include shares issuable in connection with the notes and warrants acquired in our March 2006 private placement.

(4)	Angelo, Gordon & Co., L.P., a Delaware limited partnership, serves as the director of AG Offshore Convertibles, Ltd. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon & Co., L.P. Each of Angelo, Gordon & Co., L.P. and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by AG Offshore Convertibles, Ltd. AG Offshore Convertibles, Ltd. has advised Infinity that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer which is an affiliate of such selling stockholder was not involved in the purchase of the Notes and Warrants and has not been and will not be involved in the ultimate sale of the underlying common stock, (v) it purchased the Notes and Warrants in the ordinary course of its business, and (vi) at the time such selling stockholder purchased the Notes and Warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

(5)	Promethean Asset Management L.L.C., a New York limited liability company (“Promethean”), serves as investment manager to HFTP Investment L.L.C. (“HFTP”) and Gaia Offshore Master Fund, Ltd. (“Gaia”) and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP and Gaia. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP and Gaia. James F. O’Brien, Jr. indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the shares beneficially owned by Promethean, HFTP and Gaia. Each of HFTP and Gaia has advised Infinity that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of such selling stockholder was not involved in the purchase of the Notes and Warrants, and will not be involved in the ultimate sale, of the securities, (v) it purchased the Notes and Warrants in the ordinary course of its business, and (vi) at the time such selling stockholder purchased the Notes and Warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

(6)	Angelo, Gordon & Co, L.P., a Delaware limited partnership, serves as director of Leonardo Capital Management, LLC, which is the general partner of Leonardo L.P. John M. Angelo and Michael L.Gordon are the principal executive officers of Angelo, Gordon & Co., L.P. Each of Angelo, Gordon & Co., L.P. and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by Leonardo, L.P. Leonardo, L.P. has advised Infinity that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of such selling stockholder was not involved in the purchase of the Notes and Warrants, and will not be involved in the ultimate sale, of the securities, (v) it purchased the Notes and Warrants in the ordinary course of its business, and (vi) at the time such selling stockholder purchased the Notes and Warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

(7)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. An affiliate of Ramius Capital is an NASD member. The NASD member that is an affiliate of Ramius Capital was not involved in the purchase of the Notes and Warrants, and will not be involved in the ultimate sale, of the securities. Portside purchased the Notes and Warrants in the ordinary course of its business and at the time such selling stockholder purchased the Notes and Warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.